Mail Stop 3561

January 31, 2008

Jeffrey Ciachurski
Chief Executive Officer
Western Wind Energy Corp.
632 Foster Avenue
Coquitlam, British Columbia CANADA V3J 2L7

      RE: Western Wind Energy Corp.
               Form 20-F for the Year Ended January 31, 2007 filed November 26, 2007
               File No. 0-50488

Dear Mr. Ciachurski:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 3.A. Selected Financial Data

1.   Both the U.S. GAAP and the Canadian GAAP information on page 6 present net assets and shareholders' equity as separate line items. Please explain to us the difference between these two line items and if both measures are retained, clarify the difference in future filings.

2.   Please supplementally explain why U.S. GAAP "paid in capital" deducts deferred share bonus expense including your basis in US GAAP for reflecting such in contributed capital. You may want to clarify this in future filings.   Also, please explain why the deferred share bonus is not deducted in the US GAAP Statement of Shareholders' Equity presented in Note 24 to the audited financial statements.

Financial Statements

Report of Ernst & Young

3.   The last paragraph of Ernst & Young's report states that the Company is also the subject of a number of law suits. It is not clear if the law suits give rise to the going concern matter or if this is just a matter the auditor intends to emphasize. The last sentence suggests that there is only one uncertainty. Please have your auditor clarify supplementally for us what they are intending to convey with the aforementioned language.

4.   It is not clear how the restatement adjustments relating to 2005 and prior were audited. If such adjustments were not audited, please audit such adjustments and provide the language required by the last sentence of AU 508.74 of PCAOB Standards.

Reports of Moore Stephens

5.   The reports of Moore Stephens included in the filing indicate they have been signed by the firm; however, the Ernst & Young report indicates that they have ceased operations. Please tell us if the predecessor auditor's report had been manually signed or if they are copies of previously issued reports. If they are copies, please revise the filing to include prominent disclosure that such report has not been reissued and is merely a copy.

Consolidated Balance Sheet

6.   In future filings, please include the number of authorized shares and the number issued and outstanding on the face of the balance sheet. See Rule 5.30 of Regulation S-X.

Consolidated Income Statement

7.   You have included a measure of operating earnings on the face of the income statement that excludes certain losses and write offs of operating assets. We do not believe it is proper to present such a subtotal. See Topic 5: P. Please revise in future filings or advise how such measure is specifically allowed under Canadian GAAP.

Exhibits

8.   Your certifications include the title of the certifying individual on the opening line. Please revise future certifications to delete the person's title and only include the title with the signature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, and respond to these comments within ten business days or tell us when you will provide us with a response. Please provide the representations requested above and submit your response to these comments as an EDGAR correspondence file.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, me at (202) 551-3849 if you have questions regarding this letter.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant